EXHIBIT 99.1

PyroGenesis Announces Withdrawal of Financing

Not for distribution to United States newswire services or for dissemination in the United States

MONTREAL, Feb. 23, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX:PYR) (NASDAQ:PYR) (FRA:8PY) (the “Company” or “PyroGenesis”) announces that the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Québec, has issued an order suspending the private placement of units previously announced by PyroGenesis on February 14, 2023 for a period of 15 days. As such, PyroGenesis and Cormark Securities Inc. have agreed that they will not proceed with the financing. The AMF alleges in the order that PyroGenesis does not satisfy all of the requirements necessary to complete the financing under the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, namely that PyroGenesis will have available funds to meet its business objectives and liquidity requirements for a period of 12 months.

PyroGenesis expects to be able to provide sufficient evidence to address the AMF’s concerns over the next few weeks and will revisit its financing options, with Cormark Securities Inc., in the context of the market at that time. PyroGenesis had received strong investor demand under its financing, with over $10 million of orders under the financing, including the $2.5 million concurrent private placement of the CEO, and wishes to thank its investors for their support.

The order only applies to the financing, and does not affect the ability of the shareholders of PyroGenesis to trade in securities of PyroGenesis.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., is a high-tech company, and a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward-Looking Statements

This release includes “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, without limitation, statements regarding the financing options of the Company, its ability to address the AMF’s concerns, and the impact of the order issued by the AMF. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s SEDAR profile at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. There is no certainty that a financing will be completed by the Company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/